UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Summit Financial Group

(Name of Issuer)

Common

(Title of Class of Securities)

86606g

(CUSIP Number)

Teresa Ely,  Summit Financial Group  PO Box 179  Moorefield,  West Virginia  26836  Phone : 304-530-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 02, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Crites John

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
321,576

	8	SHARED VOTING POWER
227,240

	9	SOLE DISPOSITIVE POWER
321,576

	10	SHARED DISPOSITIVE POWER
69,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
548,816

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.39%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is the Common Stock, par value $ 2.50 per share (the “Shares” or the "Common Stock"), of Summit Financial Group, Inc. a West Virginia corporation (”Summit”), whose principal executive offices are at 300 North Main Street, Moorefield, WV 26836.

This constitutes Amendment No. 5 (the “Amendment”) to the Statement on Schedule 13D filed on March 31, 2009.

Item 2.	Identity and Background

(a)	John W. Crites

(b)	PO Box 867 Airport Road Petersburg, WV 26847

(c)
John W. Crites is a principal shareholder and Chairman of Allegheny Wood Products, Inc., a company engaged in the hardwood manufacturing and sales business. Allegheny Wood Products, Inc. is located at PO Box 867, Airport Road, Petersburg, West Virginia 26847.

(d)	During the last five years, Mr. Crites has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Crites has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for acquiring the Shares was personal funds of Mr. Crites and his spouse. Some of the Shares were initially transferred to Mr. Crites and his spouse by Allegheny Wood Products, Inc., a corporation owned solely by Mr. Crites and his spouse.

Item 4.	Purpose of Transaction

On October 31, 2011 Mr. and Mrs. Crites purchased 2,000 shares of Summit Financial Group, Inc. 8% Non-Cumulative Convertible Preferred Stock, Series 2011. Under the terms of the Series 2011 Preferred Stock, Mr. and Mrs. Crites have the right to convert the Series 2011 Preferred Stock on any dividend payment date, at their option, into shares of Common Stock based on a conversion rate determined by dividing $500 by $4.00. The dividend payment dates are March 1, June 1, September 1 and December 1 of each year (each "Dividend Payment Date”). Mr. and Mrs. Crites will be deemed to have beneficial ownership of 250,000 shares of Summit Common Stock on the date that is sixty days prior to each Dividend Payment Date. On March 1, 2012, Mr. and Mrs. Crites did not exercise, in whole or in part, their right to convert their Series 2011 Preferred Stock into shares of Common Stock. Accordingly, as of March 2, 2012, Mr. and Mrs. Crites were no longer deemed to have beneficial ownership of 250,000 shares of Common Stock.

(a)
Mr. Crites does not have any present plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

(b)
Mr. Crites does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(c)	Mr. Crites does not have any present plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d)
Mr. Crites does not have any present plans or proposals which relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	Mr. Crites does not have any present plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company.

(f)	Mr. Crites does not have any present plans or proposals which relate to or would result in any other material change in the Company's business or corporate structure

(g)	Mr. Crites does not have any present plans or proposals which relate to or would result in changes in the Company's charter, by-laws, or other instruments.

(h)
Mr. Crites does not have any present plans or proposals which relate to or would result in corresponding Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)
Mr. Crites does not have any present plans or proposals which relate to or would result in in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934.

(j)	Mr. Crites does not have any present plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Crites beneficially owns an aggregate of 548,816 Shares or 7.39% of Summit Stock.

(b)
Mr. Crites has sole voting and dispositive power over 321,576 of the Shares, which includes 27,300 individually owned shares, 182,325 shares owned by The Patricia A. Crites 2010 Grantor Retained Annuity Trust, for which he is the trustee, and 111,951 shares of common stock owned by the Patricia A. Crites 2012 Grantor Retained Annuity Trust for which he acts as trustee. He shares voting and dispositive power over 227,240 Shares with his wife, Patricia Crites, which includes 69,000 shares held in six subtrusts created for the benefit of the Crites grandchildren for which Mr. and Mrs. Crites act as co-trustees as described in Item 6 below.

Patricia Crites is a citizen of the United States and is a principal shareholder and Secretary of Allegheny Wood Products, Inc., a company engaged in the hardwood manufacturing and sales business. Allegheny Wood Products, Inc. is located at P.O. Box 867, Airport Road, Petersburg, West Virginia 26847.

Mr. Crites also shares voting power over 158,240 of the Shares with his wife, Patricia Crites, held in two subtrusts created by Mr. and Mrs. Crites for the benefit of their grandchildren and described in Item 6 below.

During the last five years, Mrs. Crites has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mrs. Crites been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Crites is a citizen of the United States.

(c)
On October 31, 2011 Mr. Crites acquired 2,000 shares of the Series 2011 Preferred Stock. As described more fully in Item 6, below. Mr. Crites has the right to convert some or all of these shares into a maximum of 250,000 shares of Summit Stock on each Dividend Payment Date.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
In her capacity as co-trustee of six of the eight subtrusts described in Item 6 below, Mrs. Crites has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 69,000 Shares. The trustee of two of the subtrusts described in Item 6, below has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 158,240 of the Shares.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 30, 2009, Summit Financial Group, Inc. issued subordinated debt in the amount of $5,000,000 to Allegheny Wood Products, Inc. Under the terms of the subordinated debt, Summit will pay the principal sum of $5,000,000 to Allegheny on March 31, 2019. Summit will pay interest on the subordinated debt at a rate of 10% per annum. The subordinated debt may be redeemed at Summit’s option on any interest payment date on or after April 1, 2014.

Mr. Crites and his spouse transferred a total of 227,240 shares to eight subtrusts created to support the future health, maintenance, and education of their grandchildren. Mr. Crites and his spouse are co-trustees for six of the eight subtrusts and have also retained the power to vote the shares of all Summit stock owned by the eight subtrusts, including the two subtrusts for which they are not acting as co-trustees.

On October 13, 2010 Mr. Crites and his spouse transferred a total of 282,276 shares to The Patricia A. Crites 2010 Grantor Retained Annuity Trust for which Mr. Crites is the trustee.

On October 31, 2011 Mr. and Mrs. Crites purchased 2,000 shares of Summit Financial Group, Inc. 8% Non-Cumulative Convertible Preferred Stock, Series 2011. The Series 2011 Preferred Stock does not have voting rights. Under the terms of the Series 2011 Preferred Stock, Mr. and Mrs. Crites have the right to convert the Series 2011 Preferred Stock on any dividend payment date, at their option, into shares of Common Stock based on a conversion rate determined by dividing $500 by $4.00. The dividend payment dates are March 1, June 1, September 1 and December 1 of each year (each "Dividend Payment Date"). Mr. and Mrs. Crites will be deemed to have beneficial ownership of 250,000 shares of Summit Common Stock on the date that is sixty days prior to each Dividend Payment Date.

On or after June 1, 2014, the Company may at its option on any dividend payment date, convert some or all of the Series 2011 Preferred Stock into shares of Summit Common Stock at the then applicable conversion rate. Summit may exercise this conversion right if, for 20 trading days during the 30 consecutive trading dates immediately preceding the date they give notice of conversion, the closing price of the Common Stock exceeds 135% of the greater of (i) $4.00 or (ii) the consolidated closing bid price of its Common Stock as quoted on the NASDAQ Capital Market immediately preceding the closing of the offering. Accordingly, on or after June 1, 2014, the Company may convert some or all of Mr. and Mrs. Crites shares into a maximum of 250,000 shares of Summit Common Stock.

On January 24, 2012, the Patricia A. Crites 2010 Grantor Retained Annuity Trust distributed 99,951 shares of Summit common stock to Patricia A. Crites. On January 31, 2012, Mrs. Crites transferred these shares to the Patricia A. Crites 2012 Grantor Retained Annuity Trust, for which John W. Crites acts as trustee. On January 31, 2012, John W. Crites and Patricia A. Crites also transferred 12,000 shares of Summit common stock jointly owned by them to the Patricia A. Crites 2012 Grantor Retained Annuity Trust.

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summit Financial Group

March 15, 2012	By:	/s/ Teresa D. Ely
Lmtd POA Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)